UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On October 28, 2013, the registrant announced its unaudited financial results for the third quarter ended September 30, 2013. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding financial results for the third quarter ended September 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: October 29, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the third quarter ended September 30, 2013.

Exhibit 99.1

Changyou Reports Third Quarter 2013 Unaudited Financial Results

Beijing, China, October 28, 2013 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•	Total revenues reached a record US$183.1 million and were flat quarter-over-quarter and increased 10% year-over-year, and were in line with the Company’s guidance.

•	Online game revenues were US$161.5 million, a decrease of 4% quarter-over-quarter and an increase of 7% year-over-year, and were in line with the Company’s guidance.

•	Online advertising revenues reached US$16.4 million, an increase of 63% quarter-over-quarter and 29% year-over-year, and exceeded the Company’s guidance by US$1.4 million.

•	Net income attributable to Changyou.com Limited was US$72.8 million, a decrease of 3% quarter-over-quarter and was flat year-over-year.

•	Non-GAAP[1] net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and 4% year-over-year to US$73.2 million, and was in line with the Company’s guidance.

•	On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares, or ADSs[2] of Changyou over a two-year period from July 27, 2013 to July 26, 2015. As of September 30, 2013, Changyou had repurchased 305,800 Changyou ADSs under the share repurchase program at an aggregate cost of approximately US$9.1 million.

Mr. Tao Wang, Changyou’s Chief Executive Officer, commented, “Our users continue to be our top priority in our decisions on product and service offerings. On October 25, we released a much-anticipated annual major expansion pack for TLBB called “New TLBB” that our team of developers has been working on for over a year. In preparation for its release, we adjusted the content of the regular expansion pack released in the third quarter and tweaked parameters in the game to fine-tune the in-game economics. The release of “New TLBB” was met with a positive response. We believe this is the result of a carefully planned and well-executed product and marketing strategy, and is a great example of how we act out our philosophy of placing users first. We also apply this mindset with positive results in operating our web games. We released updates for DDTank and Wartune in the third quarter and revenues from both games grew. Looking ahead to the next few quarters, we have ready a line-up of new games planned for the PC, Web and mobile platforms and various mobile applications. By continuing to execute our business philosophy, we believe we are positioned to succeed over the long-term.”

[1]	Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”
[2]	Each ADS represents two Class A ordinary shares.

Changyou’s President Mr. Dewen Chen said, “Aside from expanding our portfolio of games, another key goal for Changyou is to develop online and mobile destinations that people go to for the best, most creative products and services that support their passion for online games. The 17173 website is already the go-to site for news about the online gaming world in China, and in the third quarter, we saw visitor numbers and viewership surge on the website as a number of anticipated games were launched and students were on holidays over the summer. We also saw an increase in visitors to our games website overseas where we have launched a number of web games. In the fourth quarter, we plan to test a number of mobile apps for 17173 that will allow users to access their favorite parts of the website on the go. All of these are exciting developments that bring us a step closer to our goal of becoming a global platform for the online games sector.”

Mr. Alex Ho, Changyou’s chief financial officer, said: “We achieved our financial targets across each of our business lines in the third quarter. These businesses generate rich cash inflows to us and provide capital needed for ongoing business expansion. In particular, in the fourth quarter, we will significantly ramp up our marketing investment to promote our line-up of new games, mobile applications and other Internet products in both China and overseas, so as to further expand our user base and aggressively capture the market potential. We believe these investments will increase shareholders’ value over the long term.”

Third Quarter 2013 Operational Results

The Company’s operational results for the third quarter of 2013 were as follows:

•	Total average monthly active accounts of the Company’s games[3] were 31 million, a decrease of 14% quarter-over-quarter and 21% year-over-year. The quarter-over-quarter decrease was mainly driven by a decline in active accounts of TLBB as a result of the Company’s decision to not release new game features in TLBB’s third quarter expansion pack that are typically popular with players, such as maps, virtual items or new gameplay, in light of the imminent release of the major expansion pack “New TLBB” in October and because the Company closed down certain game accounts in TLBB so as to further enhance the balance of the in-game economic system. The year-over-year decrease was mainly driven by a decrease in active accounts of TLBB due to the reasons just mentioned and a decrease in active accounts of DDTank as the game has entered into a relatively mature phase.

•	Total average monthly active accounts of the Company’s platform channels[4] were 99 million, an increase of 16% quarter-over-quarter and 15% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in the number of unique visitors to the 17173 website and to our web game operation platform overseas in the third quarter of 2013.

Third quarter 2013 Unaudited Financial Results

Revenues

Total revenues for the third quarter of 2013 were flat quarter-over-quarter and increased 10% year-over-year to US$183.1 million, and were in line with the Company’s guidance.

[3]	Calculated as the simple average of the sum of monthly active accounts of all of the MMO games, Web games and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.
[4]	Calculated as the simple average of the sum of the monthly unique visitors to the Company’s web game operation platform, the 17173 website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter.

Online game revenues decreased 4% quarter-over-quarter and increased 7% year-over-year to US$161.5 million, and were in line with the Company’s guidance. The quarter-over-quarter decrease was mainly a result of the Company’s decision to not release new game features in TLBB’s third quarter expansion pack that are typically popular with players, such as maps, virtual items or new gameplay, in light of the imminent release of the major expansion pack “New TLBB” in October. The decrease was partially offset by higher revenues from the launch of a new PC game, Xuan Yuan Jian 6, and higher revenues from DDTank and Wartune due to higher seasonal spending by their players in the third quarter of 2013. The year-over-year increase was mainly due to the growth momentum of Wartune in the third quarter of 2013, and revenues from the new MMO game Dou Po Cang Qiong.

Online advertising revenues increased 63% quarter-over-quarter and 29% year-over-year to US$16.4 million, and exceeded the Company’s guidance by US$1.4 million. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China driven by more game launches and promotions carried out by game companies in the third quarter of 2013, and an increase in advertising rates on the 17173 website. The year-over-year increase was mainly due to an increase in advertising rates on the 17173 website in the third quarter of 2013.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of third-party web games by the 17173 business, decreased 18% quarter-over-quarter and increased 36% year-over-year to US$1.1 million. The quarter-over-quarter decrease was mainly due to less cross-marketing of the web games operated by the 17173 business within the 17173 website due to solid demand for advertising on the 17173 website in the third quarter of 2013. The year-over-year increase was mainly due to a higher number of users playing web games operated by the 17173 business in the third quarter of 2013 compared with the same quarter last year.

Other revenues, which consist of cinema advertising revenues, increased 54% quarter-over-quarter and 109% year-over-year to US$4.0 million. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China in the third quarter of 2013 and increased advertising sales due to improvements in the sales function. The year-over-year increase was mainly due to higher utilization rates of cinema advertising resources in the third quarter of 2013 and increased advertising sales due to improvements in the sales function.

Gross profit

Gross profit increased 1% quarter-over-quarter and 13% year-over-year to US$152.9 million. Non-GAAP gross profit increased 1% quarter-over-quarter and 13% year-over-year to US$153.0 million. Both gross margin and non-GAAP gross margin were 84%, compared with 83% in the second quarter of 2013 and 81% in the third quarter of 2012.

Gross profit of the online games business decreased 4% quarter-over-quarter and increased 8% year-over-year to US$139.7 million. Non-GAAP gross profit of the online games business decreased 4% quarter-over-quarter and increased 8% year-over-year to US$139.8 million. Both gross margin and non-GAAP gross margin of the online games business were 87%, compared with 86% in the second quarter of 2013 and 86% in the third quarter of 2012.

Gross profit of the online advertising business increased 90% quarter-over-quarter and 20% year-over-year to US$13.2 million. Non-GAAP gross profit of the online advertising business increased 90% quarter-over-quarter and 19% year-over-year to US$13.2 million. Both gross margin and non-GAAP gross margin of the online advertising business were 80%, compared with 69% in the second quarter of 2013 and 87% in the third quarter of 2012. The quarter-over-quarter increase in gross margin and non-GAAP gross margin for the online advertising business was mainly due to an increase in online advertising revenues in the third quarter of 2013 from last quarter. The year-over-year decrease in gross margin and non-GAAP gross margin for the online advertising business was mainly because of an increase in salary and benefits expenses due to the hiring of game editors in the third quarter of 2013.

Both gross profit and non-GAAP gross profit for IVAS decreased 20% quarter-over-quarter and increased 24% year-over-year to US$0.7 million. Both gross margin and non-GAAP gross margin for IVAS were 61%, compared with 63% in the second quarter of 2013 and 67% in the third quarter of 2012. The quarter-over-quarter decrease in gross margin and non-GAAP gross margin for IVAS was mainly due to a decrease in IVAS revenues in the third quarter of 2013. The year-over-year decrease in gross margin and non-GAAP gross margin for IVAS was mainly due to higher revenue sharing given to third-party game developers in the third quarter of 2013.

Both gross loss and non-GAAP gross loss of other business were US$0.7 million, compared with US$1.8 million in the second quarter of 2013 and US$6.3 million in the third quarter of 2012.

Operating expenses

Total operating expenses were US$71.4 million, an increase of 23% quarter-over-quarter and 69% year-over-year.

Product development expenses were US$30.3 million, an increase of 15% quarter-over-quarter and 67% year-over-year. The quarter-over-quarter increase was mainly because of licensing fees incurred for third-party games, the hiring of game engineers and an increase in salary and benefits expenses in the third quarter of 2013. The year-over-year increase was mainly due to the hiring of game engineers and an increase in salary and benefits expenses in the third quarter of 2013.

Sales and marketing expenses were US$28.1 million, an increase of 52% quarter-over-quarter and 71% year-over-year. The quarter-over-quarter and year-over-year increases in sales and marketing expenses were mainly because of higher advertising costs for the promotion of games and mobile products and an increase in salary and benefits expenses in the third quarter of 2013.

General and administrative expenses were US$13.0 million, a decrease of 2% quarter-over-quarter and an increase of 66% year-over-year. The quarter-over-quarter decrease was mainly because of a decrease in professional fees in the third quarter of 2013. The year-over-year increase was mainly due to an increase in headcount and related salary and benefits expenses in the third quarter of 2013.

Operating profit

Operating profit decreased 13% quarter-over-quarter and 12% year-over-year to US$81.5 million. Operating margin was 45%, compared with 51% in the second quarter of 2013 and 56% in the third quarter of 2012.

Non-GAAP operating profit decreased 13% quarter-over-quarter and 12% year-over-year to US$81.8 million. Non-GAAP operating margin was 45%, compared with 51% in the second quarter of 2013 and 56% in the third quarter of 2012.

Net income

Net income decreased 11% quarter-over-quarter and 6% year-over-year to US$72.8 million. Net margin was 40%, compared with 45% in the second quarter of 2013 and 47% in the third quarter of 2012.

Non-GAAP net income decreased 11% quarter-over-quarter and 9% year-over-year to US$73.2 million. Non-GAAP net margin was 40%, compared with 45% in the second quarter of 2013 and 49% in the third quarter of 2012.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests was zero in the third quarter of 2013. This is mainly because 7Road is a wholly-owned subsidiary of Changyou beginning June 5, 2013. Please refer to the section “Notes to Financial Information,” for further details.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and was flat year-over-year to US$72.8 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.36, down from US$1.41 in the second quarter of 2013 and US$1.37 in the third quarter of 2012. Net margin attributable to Changyou.com Limited was 40%, compared with 41% in the second quarter of 2013 and 44% in the third quarter of 2012.

Non-GAAP net income attributable to Changyou.com Limited decreased 3% quarter-over-quarter and 4% year-over-year to US$73.2 million, and was in line with the Company’s guidance. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.37, compared with US$1.41 in the second quarter of 2013 and US$1.42 in the third quarter of 2012. Non-GAAP net margin attributable to Changyou.com Limited was 40%, compared with 41% in the second quarter of 2013 and 46% in the third quarter of 2012.

Liquidity

As of September 30, 2013, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$525.6 million, an increase from US$470.4 million as of June 30, 2013. Operating cash flow for the third quarter of 2013 was a net inflow of US$96.5 million.

As of September 30, 2013, Changyou had short-term bank loans of US$354.0 million and current and non-current restricted time deposits of US$365.7 million, compared with short-term and long-term bank loans of US$323.0 million and current and non-current restricted time deposits of US$333.3 million as of June 30, 2013.

Other Business Developments

Changyou Publicly Launched Xuan Yuan Jian 6

On August 9, 2013, Changyou publicly launched Xuan Yuan Jian 6, a licensed 3D fantasy role playing PC game, in China. The game is the eleventh installment of the popular Xuan Yuan Jian game series created by Taiwan SoftStar. The game uses a brand new game engine and next generation 3D graphics engine. The game is set against a backdrop in the Shang-Zhou Dynasty in ancient China, and features Chinese ink painting-style graphics. In the game, combat has been transformed from the original turn-based mode to a semi turn-based plus semi real-time mode.

An Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

Under the share repurchase program, Changyou’s ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of Changyou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time.

As of September 30, 2013, Changyou had repurchased 305,800 Changyou ADSs under the share repurchase program at an aggregate cost of approximately US$9.1 million.

Business Outlook

For the fourth quarter of 2013, Changyou expects:

•	Total revenues to be between US$193.0 million and US$199.0 million, including online game revenues of US$171.0 million to US$176.0 million and online advertising revenues of US$16.0 million to US$17.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$18.0 million and US$22.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$0.34 and US$0.41.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of the 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders. The acquisition was completed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, US$2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interests in 7Road over the purchase price as of the closing date, was recorded in the Company’s equity accounts.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, October 28, 2013 (7 p.m. Beijing/Hong Kong, October 28, 2013).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:00 a.m. U.S. Eastern Time on October 28, 2013 through November 5, 2013. The dial-in details for the telephone replay are:

International:	+1-855-452-5696
Passcode:	73370254

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
			(a)
Revenues:
Online game	$161,494	$168,295	$150,263
Online advertising	16,406	10,080	12,756
IVAS	1,132	1,377	830
Others	4,036	2,619	1,933

Total revenues	183,068	182,371	165,782

Cost of revenues:
Online game (includes share-based compensation expense of $38, $28 and $62 respectively)	21,750	22,981	20,794
Online advertising (includes share-based compensation expense of $7, $7 and $16 respectively)	3,211	3,124	1,722
IVAS	440	513	273
Others	4,737	4,393	8,197

Total cost of revenues	30,138	31,011	30,986

Gross profit	152,930	151,360	134,796

Operating expenses:
Product development (includes share-based compensation expense of $124, $161 and $391 respectively)	30,305	26,349	18,119
Sales and marketing (includes share-based compensation expense of $35, $35 and $89 respectively)	28,127	18,485	16,442
General and administrative (includes share-based compensation expense of $127, $151 and $235 respectively)	12,999	13,264	7,822

Total operating expenses	71,431	58,098	42,383

Operating profit	81,499	93,262	92,413

Interest income	5,727	4,055	3,604
Foreign currency exchange (loss) / gain	(1,184)	(1,669)	548
Other income / (expense)	381	513	(1,787)

Income before income tax expense	86,423	96,161	94,778
Income tax expense	(13,595)	(13,879)	(17,354)

Net income	72,828	82,282	77,424
Less: Net income attributable to mezzanine classified non-controlling interests	0	7,112	4,495

Net income attributable to Changyou.com Limited	$72,828	$75,170	$72,929

Basic net income per ADS attributable to Changyou.com Limited	$1.37	$1.41	$1.38

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	53,266	53,330	52,862

Diluted net income per ADS attributable to Changyou.com Limited	$1.36	$1.41	$1.37

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,371	53,491	53,405

Note:

(a)	In order to provide investors and the Company’s management with a better foundation for understanding the Company’s performance, both revenues and cost of revenues generated from the operation of third-party web games by the 17173 business were separately recorded under IVAS in the second and third quarter of 2013. To conform to current period presentations, the relevant amounts for prior periods have been reclassified from online game business accordingly. Such reclassifications amounted to US$0.8 million in revenues, and amounted to US$0.3 million in cost of revenues, for the three months ended September 30, 2012.

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2013	As of Dec. 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$501,268	$366,639
Accounts receivable, net	29,963	23,364
Short-term investments	24,369	51,720
Restricted time deposits	314,769	116,140
Prepaid and other current assets	44,792	29,540

Total current assets	915,161	587,403

Non-current assets:
Fixed assets, net (a)	234,307	64,828
Goodwill	137,709	134,921
Intangible assets, net	51,613	54,249
Restricted time deposits	50,911	130,459
Equity investments	350	850
Deferred tax assets	1,142	5,000
Other assets, net (a)	9,570	136,803

Total non-current assets	485,602	527,110

TOTAL ASSETS	$1,400,763	$1,114,513

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$48,565	$43,659
Accounts payable and accrued liabilities	100,838	111,596
Short-term bank loans	354,002	113,000
Tax payables	14,800	17,825
Deferred tax liabilities	16,806	11,878

Total current liabilities	535,011	297,958

Long-term liabilities:
Long-term bank loans	0	126,353
Long-term deferred tax liabilities	7,348	7,824
Long-term accounts payable	7,333	12,683

Total long-term liabilities	14,681	146,860

Total liabilities	549,692	444,818
MEZZANINE EQUITY
Total mezzanine equity	0	61,810
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	851,071	607,885

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$1,400,763	$1,114,513

Note:

(a)	US$126.0 million of the decrease in other non-current assets and the corresponding increase in fixed assets were related to an office building for which construction was completed in the first quarter of 2013. The amount was reclassified from other non-current assets to fixed assets after title for the building was transferred to the Company. The Company plans to use this office building as its headquarters in Beijing.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2013
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Fair value change in contingent liabilities	Non-GAAP
Online game gross profit	$139,744	38	0	139,782
Online advertising gross profit	13,195	7	0	13,202
IVAS gross profit	692	0	0	692
Other gross loss	(701)	0	0	(701)

Gross profit	$152,930	45	0	152,975

Gross margin	84%			84%

Operating profit	$81,499	331	0	81,830

Operating margin	45%			45%

Net income	$72,828	331	0	73,159

Net income attributable to Changyou.com Limited	$72,828	331	0	73,159

Net margin	40%			40%

Diluted net income per ADS attributable to Changyou.com Limited	$1.36			1.37

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,371			53,407

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2013
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Fair value change in contingent liabilities
Online game gross profit	$145,314	28	0	145,342
Online advertising gross profit	6,956	7	0	6,963
IVAS gross profit	864	0	0	864
Other gross loss	(1,774)	0	0	(1,774)

Gross profit	$151,360	35	0	151,395

Gross margin	83%			83%

Operating profit	$93,262	382	0	93,644

Operating margin	51%			51%

Net income	$82,282	382	0	82,664

Net income attributable to Changyou.com Limited	$75,170	382	0	75,552

Net margin	41%			41%

Diluted net income per ADS attributable to Changyou.com Limited	$1.41			1.41

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,491			53,541

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2012
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Fair value change in contingent liabilities (b)
Online game gross profit	$129,469	62	0	129,531
Online advertising gross profit	11,034	16	0	11,050
IVAS gross profit	557	0	0	557
Other gross loss	(6,264)	0	0	(6,264)

Gross profit	$134,796	78	0	134,874

Gross margin	81%			81%

Operating profit	$92,413	793	0	93,206

Operating margin	56%			56%

Net income	$77,424	793	2,195	80,412

Net income attributable to Changyou.com Limited	$72,929	793	2,195	75,917

Net margin	44%			46%

Diluted net income per ADS attributable to Changyou.com Limited	$1.37			1.42

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,405			53,534

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	For the three months ended September 30, 2012, there was an increase in the fair value of contingent liabilities related to the 7Road acquisition of $2.2 million due to the Company’s expectation that 7Road would exceed specified performance targets in 2012 as set out in the contract for Changyou’s acquisition of a majority of 7Road.